25002825

MAR 04 2025

Washington, DC

ing UNITED STATES
)RITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-66540

ANNUAL REPORTS FORM X-17A-5 PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Baader Helvea Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

420 Lexington Avenue, Suite 804
(No. and Street)

New York (City) | New York (State) | 10170 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Steven C. Bender (Name) | 1-646-290-7248 (Area Code – Telephone Number) | sbender@modernrs.com (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Citrin, Cooperman & Company, LLP
(Name – if individual, state last, first, and middle name)

50 Rockefeller Plaza (Address) | New York (City) | New York (State) | 10020 (Zip Code)

11/2/2005 (Date of Registration with PCAOB)(if applicable) | 2468 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jochen Ammer, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Baader Helvea Inc., as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title: President

VITA IVANOVA
Notary Public - State of New York
NO. 01IV6414110
Qualified in Kings County
My Commission Expires Feb 16, 2029

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ■ (z) Other: A copy of SIPC-7 Supplemental Report

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CITRINCOOPERMAN®

Citrin Cooperman & Company, LLP
Certified Public Accountants

50 Rockefeller Plaza
New York, NY 10020
T 212.697.1000 **F** 212.202.5107
citrincooperman.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and the Shareholder
Baader Helvea Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Baader Helvea Inc. as of December 31, 2024, and the related statements of operations, changes in shareholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Baader Helvea Inc. as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Baader Helvea Inc.'s management. Our responsibility is to express an opinion on Baader Helvea Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Baader Helvea Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of Baader Helvea Inc.'s financial statements. The supplemental information is the responsibility of Baader Helvea Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a–5. In our opinion, the supplemental information contained in Schedules I, II and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

Citrin Cooperman & Company, LLP

We have served as Baader Helvea Inc.'s auditor since 2018.
New York, New York
March 3, 2025

Baader Helvea Inc.
Statement of Financial Condition
As of December 31, 2024

(expressed in US dollars)

Assets

Cash and cash equivalents	$4,062,810
Accounts receivable	39,079
Commissions receivable	488,885
Prepaid expenses	106,203
Security deposit	135,232
Amounts due from other broker-dealers	97,865
Income tax receivable	60,332
Deferred tax asset	1,901
Property and equipment, net of accumulated depreciation of $206,747	33,886
Right-of-use asset	381,988
Total Assets	$5,408,181

Liabilities

Accounts payable and accrued liabilities	$ 307,553
Income taxes payable	10,568
Lease liability	581,086
Amounts due to other broker-dealers	97,865
Total Liabilities	997,072

Commitments and contingencies (Notes 7 and 9)

Shareholder's Equity

Capital stock	1,864,950
Additional paid-in capital	326,613
Retained earnings	2,219,546
Total Shareholder's Equity	4,411,109
Total Liabilities and Shareholder's Equity	$5,408,181

The accompanying notes are an integral part of these financial statements.

Baader Helvea Inc.
Statement of Operations
For the year ended December 31, 2024

(expressed in US dollars)

Revenues	
Commission income	$4,414,130
Trade introduction fees	671,185
Research services	767,601
Interest income	73,327
Miscellaneous income	41
Total Revenues	5,926,284
Expenses	
Commissions	2,098,547
Salaries and related expenses	1,377,277
Research costs	355,233
Professional fees	306,659
Amortization of right-of-use asset	156,215
Information services	195,463
Travel, meals and entertainment	120,396
Conferences and seminars	69,283
Memberships and registration fees	60,945
Rent and related expenses	50,759
Intercompany support services	42,254
Telecommunications	31,869
Business and other taxes	26,703
Depreciation expense on property and equipment	16,390
General office expenses	15,319
Miscellaneous expenses	13,580
Total Expenses	4,936,892
Income before provision for income taxes	989,392
Provision for income taxes	0
Net income	$989,392

The accompanying notes are an integral part of these financial statements.

Baader Helvea Inc.

Statement of Changes in Shareholder's Equity

For the year ended December 31, 2024

(expressed in US dollars)

	Capital stock				
	Number of Class A common shares	Amount	Additional paid-in capital	Retained earnings	Total
Balance as of December 31, 2023	1,830	$1,864,950	$326,613	$1,230,154	$3,421,717
Net Income	-	-	-	989,392	989,392
Balance as of December 31, 2024	1,830	$1,864,950	$326,613	$2,219,546	$4,411,109

The accompanying notes are an integral part of these financial statements.

Baader Helvea Inc.
Statement of Cash Flows
For the year ended December 31, 2024

(expressed in US dollars)

Operating activities	
Net income	$ 989,392
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation expense	16,390
Non-cash lease expense	99,648
Changes in operating assets and liabilities	
Increase in accounts receivable	(26,679)
Increase in commissions receivable	(161,582)
Increase in prepaid expenses	(6,311)
Decrease in income tax receivable	2,478
Increase in income tax payable	407
Decrease in lease liability	(112,837)
Increase in accounts payable and accrued liabilities	111,748
Cash provided by operating activities	912,654
Net increase in cash during the year	912,654
Cash and cash equivalents – Beginning of year	3,150,156
Cash and cash equivalents – End of year	$4,062,810
Supplementary information	
Income taxes paid	($2,885)

(expressed in US dollars)

1. Incorporation and nature of business

Baader Helvea Inc. (the "Company") is registered as a broker-dealer with the U.S. Securities and Exchange Commission (the "SEC"), and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company claims exemption from Rule 15c 3-3 pursuant to paragraph (k)(2)(i) of the *Securities Exchange Act of 1934* (the "Act").

The Company commenced its principal business activity of marketing European securities in 2005. The Company also provides research services to its clients.

In addition, the Company is the U.S. representative broker for Baader Bank AG, its ultimate parent (the "Parent"), and certain of its subsidiaries in compliance with SEC Rule 15a-6 (providing "15a-6 services"). Baader Bank AG performs all clearing activities for the Company.

2. New accounting pronouncements

a) Accounting pronouncement not yet adopted

In December 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, to improve annual income tax disclosures by requiring further disaggregation of information in the rate reconciliation and disaggregation of income taxes paid by jurisdiction. This ASU also includes certain other amendments intended to improve the effectiveness of annual income tax disclosures. The Company expect to adopt this ASU effective January 1, 2025 and the adoption will not affect the financial position or the results of operations of the Company, but will result in additional disclosures.

b) Accounting pronouncement adopted on January 1, 2024

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, to improve the disclosures about a public entity's reportable segments primarily through improved disclosures about significant segment expenses and other segment related items. The Company adopted this ASU effective January 1, 2024 and it did not affect the financial position or the results of operations of the Company, but resulted in additional disclosures.

3. Significant accounting policies

Basis of presentation

These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(expressed in US dollars)

3. Significant accounting policies (cont'd)

Revenue recognition

The Company's revenues from contracts with customers are recognized when the performance obligations are satisfied at an amount that reflects the consideration expected to be received in exchange for such services. The majority of the Company's performance obligations are satisfied at a point in time. The Company's main sources of revenue from contracts with customers are as follows:

- Brokerage commissions are charged to customers for order execution services and trade clearing and settlement services. The Company recognizes revenue at the time of execution of the order (i.e., trade date), when the performance obligation is considered to have been met. Commissions are generally collected from cleared customers on settlement date.

- Trade introduction fees are earned for introduction of customers to trading venues in Europe. The Company recognizes revenue at the time of execution of the order (i.e., trade date), when the performance obligation is considered to have been met. Trade introduction fees are generally collected from the trading platforms on settlement date.

- Research services fees are charged to customers for financial information, analysis and research services to which they subscribe, that are delivered by the Company. The Company recognizes revenue when the collectability is reasonably assured, generally in arrears. A portion of the Company's research services revenues is allocated from the Parent (Note 7).

The Company also earns revenues from other sources including interest income earned on the cash balances recognized based on the effective interest rate method.

Cash and cash equivalents

Cash and cash equivalents consist of balances with banks and term deposits with a maturity period of three months or less from the date of acquisition. The Company's cash and cash equivalents are held with five financial institutions, one of which is the Company's Parent. As at December 31, 2024, the Company held $2,000,000 in cash equivalents. Cash on deposit with financial institutions may, at times, exceed federal insurance limits.

Financial instruments – Credit losses

The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposures in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 326-20, Financial Instruments – Credit Losses. FASB ASC 326-20 requires the Company to estimate expected credit losses at the time the financial asset is originated or acquired and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation account on the statement of financial condition that is deducted from the asset's amortized cost basis. Changes in the allowance for credit losses are reported in Other expenses on the Statement of Operations.

(expressed in US dollars)

3. Significant accounting policies (cont'd)

Accounts receivable

The Company's accounts receivable relate to the research services revenues. These accounts receivable are short-term in nature. The Company estimates expected credit losses over the life of the financial assets as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts.

Commission receivables

The commission receivables include amounts receivable from unsettled trades, amounts receivable for securities failed to deliver, accrued interest receivables and cash deposits. The Company's trades and contracts are cleared through its Parent. The receivables balance are settled on a monthly basis. Although amounts receivable from entities under common control are not within the scope of ASC 326, the source of commission income is transactions with third parties that are executed and settled by the Parent. The amount of unsettled credit exposures is limited to the amount owed the Company for a short period of time. In addition, the exposure to credit losses is *de minimus* because the terms of the majority of transactions executed by the Parent are RVP/DVP (receipt versus payment/deliver versus payment).

Property and equipment

Property and equipment are recorded at cost and are amortized on a straight-line basis over their estimated useful lives as follows:

Furniture and equipment	5 years
Computer equipment	3 years
Leasehold improvements	5 years

Artwork in the amount of $10,760 is included in furniture and equipment and is considered an asset with an indefinite useful life and therefore is not amortized. It is assessed for impairment on an annual basis.

Income taxes

The Company provides for income taxes using the liability method of tax allocation. Under this method, deferred income tax assets and liabilities are determined based on deductible or taxable temporary differences between the financial statement values of assets and liabilities using enacted income tax rates expected to be in effect for the year in which the differences are expected to reverse.

US GAAP requires recognition and measurement of uncertain tax positions that the Company has taken or expects to take in its income tax returns. The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. As at December 31, 2024, the Company did not have any uncertain tax positions.

(expressed in US dollars)

3. Significant accounting policies (cont'd)

Foreign currency translation

These financial statements are presented in US dollars, which is the Company's functional currency and reporting currency. Monetary assets and liabilities denominated in foreign currencies have been translated into US dollars at the rate of exchange prevailing at the statement of financial condition date. Revenues and expenses are translated into US dollars at the rate of exchange prevailing at the transaction date. Gains and losses on foreign exchange are included in the statement of operations and statement of cash flows.

Leases

Leases are classified as either finance leases or operating leases. A lease is classified as a finance lease if any one of the following criteria are met: the lease transfers ownership of the asset by the end of the lease term, the lease contains an option to purchase the asset that is reasonably certain to be exercised, the lease term is for a major part of the remaining useful life of the asset or the present value of the lease payments equals or exceeds substantially all of the fair value of the asset. A lease is classified as an operating lease if it does not meet any one of these criteria.

Substantially all of the Company's operating leases are comprised of office space and property leases and the Company does not hold any finance leases.

For all leases at the lease commencement date, a right-of-use asset and a lease liability are recognized. The right-of-use asset represents the right to use the leased asset for the lease term. The lease liability represents the present value of the lease payments under the lease.

The right-of-use asset is initially measured at cost, which primarily comprises the initial amount of the lease liability, plus any initial costs incurred, consisting mainly of brokerage commissions, less any lease incentives received. All right-of-use assets are reviewed for impairment. The lease liability is initially measured at the present value of the lease payments, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company's secured incremental borrowing rate for the same term as the underlying lease.

Lease payments included in the measurement of the lease liability comprise the following: the fixed non-cancelable lease payments, payments for optional renewal periods where it is reasonably certain the renewal period will be exercised, and payments for early termination options unless it is reasonably certain the lease will not be terminated early.

Lease modifications result in remeasurement of the lease liability.

Lease expense for operating leases consists of the lease payments plus any initial direct costs, primarily brokerage commissions, and is recognized on a straight-line basis over the lease term. Included in lease expense are any variable lease payments incurred in the period that were not included in the initial lease liability.

The Company has elected not to recognize right-of-use assets and lease liabilities for short-term leases that have a term of 12 months or less.

(expressed in US dollars)

3. Significant accounting policies (cont'd)

Segment Reporting

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including principal transactions and agency transactions. The Company has identified its President as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 13), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The total segment assets for the year ended December 31, 2024 amounted to $ 5,408,181 and are presented on the statement of financial condition. The segment revenue and significant expenses for the year ended December 31, 2024 are presented in the statement of operations.

4. Amounts due to and from other brokers and dealers

Under SEC Rule 15a-6, the Company is responsible for maintaining books and records relating to the securities transactions effectuated by Baader Bank AG with or for eligible US investors. As a registered broker-dealer the Company is required to "book" such trades as its own and is responsible for receiving and delivering securities on behalf of investors.

Fail-to-deliver

A broker-dealer that sells securities, either for its own account or a customer's account, but does not deliver the securities on the settlement date records "fail-to-deliver" as an asset in the receivable due from broker-dealers account. Fail-to-deliver asset is measured initially at the selling price of the security, including any accrued interest in the case of a fixed income security. Fail-to-deliver assets are collected upon delivery of the securities by the selling broker-dealer. At December 31, 2024, amounts due from other broker-dealers arising from fail-to-deliver amounted to $97,865 and are presented on a separate line of the statement of financial condition.

Fail-to-receive

A broker-dealer that purchases securities, either for its own account or a customer's account, but does not receive the securities on the settlement date records "fail-to-receive" as a liability to the selling broker-dealer. Fail-to-receive liability is measured initially at the purchase price of the security, including any accrued interest in the case of a fixed income security. At December 31, 2024, amounts due to other broker-dealers arising from fail-to receive amounted to $Nil.

(expressed in US dollars)

5. Property and equipment

The following table outlines the Company's property and equipment and its related depreciation:

	Cost	Accumulated depreciation	Net
Furniture and equipment (including artwork of $10,760)	$67,222	$35,210	$32,012
Leasehold improvements	27,723	27,723	-
Computer equipment	145,688	143,814	1,874
	$240,633	$206,747	$33,886

Depreciation expense for the year amounted to $16,390.

6. Capital stock

The Company has authorized the following categories of capital stock which are unlimited as to number of shares which can be issued:

Class A common shares

Class A preferred shares, voting, non-participating, without par value, ranking in priority to Class B, C and D preferred shares and Class A and B common shares, with entitlement to a non-cumulative monthly dividend of 1%, redeemable at the option of the Company at their paid in amount or the fair value of the consideration received, plus declared and unpaid dividends

Class B preferred shares, non-voting, non-participating, without par value, ranking in priority to Class C and D preferred shares and Class A and B common shares, with entitlement to a non-cumulative monthly dividend of 1%, redeemable at the option of the Company at their paid in amount or the fair value of the consideration received, plus declared and unpaid dividends

Class C preferred shares, voting, non-participating, without par value, ranking in priority to Class D preferred shares and Class A and B common shares, with entitlement to a non-cumulative monthly dividend of 1%, redeemable at the option of the Company or the holder at their paid in amount or the fair value of the consideration received, plus declared and unpaid dividends

Class D preferred shares, non-voting, non-participating, without par value, ranking in priority to Class A and B common shares, with entitlement to a non-cumulative monthly dividend of 1%, redeemable at the option of the Company or the holder at their paid-in amount or the fair value of the consideration received, plus declared and unpaid dividends

Issued and fully paid

1,830 Class A common shares	$1,864,950

There are no issued shares for the other authorized classes of shares.

(expressed in US dollars)

7. Related party transactions and balances

Related parties include Baader Helvea S.A., the parent company of the Company, and Baader Bank AG, the parent company of Baader Helvea S.A. and their affiliates. All transactions between the Company and Baader Helvea S.A., and the Company and Baader Bank AG were performed pursuant to service level agreements.

The statement of financial condition includes the following related party balances as at December 31, 2024:

- Cash held in a Baader Bank AG account in the amount of $458,831; and
- Commission receivable from Baader Bank AG in the amount of $488,885.

The statement of operations includes the following related party transactions which were earned by the Company from, or incurred for services performed by Baader Bank AG and its personnel in respect of trading activities:

- Commissions of $ 4,199,622 earned by the Company, collected by Baader Bank AG, trade introduction fees earned of $ 885,693 by the Company, research fees of $ 281,685 earned by the Company, collected by Baader Bank AG, and remitted to the Company, and related commission expense of $1,635,042 paid to Baader Bank AG;
- Commission expense of $463,504 paid to Baader Helvea S.A.;
- Research costs of $355,233 paid to Baader Bank AG;
- Staff secondment of $29,128 paid to Baader Bank AG;
- Expenses of $42,042 for head office activities and other services rendered by Baader Bank AG to the Company which were invoiced to the Company during the year, and are included in intercompany support services expense.

Expenses of $112,168 for goods and services purchased by Baader Bank AG for the use of the Company which were invoiced to the Company during the year. This includes mainly expenses for travel, telecommunications, professional fees, conference expenses and software licenses.

Unless otherwise disclosed, all related party transactions were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties and the Company.

8. Lease liability

Substantially all the Company's operating lease right-of-use assets and operating lease liability represent leases for office space and property to conduct our business.

The operating lease expense included in rent and related expenses is $50,759. The cash outflows from operating leases was $169,403.

(expressed in US dollars)

8. Lease liability (cont'd)

The weighted average remaining lease term and the weighted average discount rate for operating leases at December 31, 2024 were 4 years and 8.79%, respectively.

The following table reconciles the undiscounted cash flows for the operating leases as at December 31, 2024 to the operating lease liabilities recorded on the statement of financial condition:

	Operating Leases
2025	$173,638
2026	177,979
2027	182,429
Thereafter	154,218
Total undiscounted lease payments	688,264
Less: Interest	107,178
Present value of lease liabilities	$581,086

9. Commitments and contingencies

Commitments

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties which provide general indemnification to customers and counterparties. The Company's maximum and minimum exposures under these arrangements are unknown, as this would involve future claims that may be made against the Company which have not yet occurred. However, based on experience, management expects the risk of this to be remote.

Contingencies

The Company accrues loss contingencies if it is probable that a loss will result from the contingency and the amount of the loss can be reasonably estimated. If it is reasonably possible that a loss contingency will occur, the Company discloses the contingency. As at December 31, 2024, no known loss contingencies existed.

The Company acts as 15a-6 chaperone for its Parent company and certain of its subsidiaries. As part of this role, the Company oversees that the Parent company executes trades and may be required to reflect the failure of such trades on its balance sheet.

(expressed in US dollars)

10. Fair value

FASB ASC 825, Financial Instruments, requires the disclosure of the fair value of financial instruments, including assets and liabilities recognized on the statement of financial condition. The Company reports the fair value of its assets and liabilities maximizing the use of observable inputs and minimizing the use of unobservable inputs which corresponds to the fair value hierarchy disclosure requirements.

The fair value hierarchy can be summarized as follows:

Level 1 – Valuation based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Since the valuations are based on quoted prices that are readily available and quoted in an active market, valuation of these assets or liabilities do not require significant judgment.

Level 2 – Valuations based on quoted prices in markets that are not active for identical or similar assets or liabilities; quoted prices for similar assets or liabilities in active markets; inputs other than quoted prices that are observable for the asset or liability and inputs that are derived principally from or corroborated by observable market data by correlation or other means or for which all significant inputs are observable, either directly or indirectly.

Level 3 – Valuations incorporate inputs that are unobservable and significant to the overall fair value.

The fair value of the Company's cash and cash equivalents, accounts receivables and commissions receivable, arising in the ordinary course of business, approximate their individual carrying amounts due to the relatively short period of time between their origination and expected realization.

Included in cash and cash equivalents are term deposits amounting to $2,000,000 which are classified as level 1 under the fair value hierarchy.

(expressed in US dollars)

11. Income taxes

Income taxes reported differ from the amount computed by applying the statutory rates to the operating net income as follows:

Rate reconciliation: Statutory to effective tax rate

Net income before provision for income taxes	$989,392
Provision for income taxes	-
Income tax benefit at statutory rate	$234,313
Permanent item	
Non-deductible meals	9,867
Life insurance	2,400
Withholding taxes	(978)
Other reconciliation items	
State income taxes	2,137
Change in valuation allowance	(688,430)
Expiry of foreign tax credits	482,529
True-up difference from prior years	1,037
Loss carry-back	3,258
Difference in foreign tax rates	(347)
Other	(45,786)
Provision for income taxes	$ -

The Company files tax returns in Canada, in the province of Quebec and a Federal return in the United States and in New York State, in Massachusetts State, in Illinois State and in New York City.

The Company is subject to examination by the tax authorities for the following open tax years:

- U.S. Federal – December 31, 2020 through 2023.
- U.S. New York State/City – December 31, 2020 through 2023.
- U.S. Massachusetts State – December 31, 2020 through 2023.
- U.S. Illinois State – December 31, 2020 through 2023.
- Canada Federal – December 31, 2017 through 2023.
- Canada Provincial – December 31, 2017 through 2023.

The Company has no accrual for uncertain tax positions.

(expressed in US dollars)

11. Income taxes (cont'd)

Deferred income taxes

The components of deferred taxes are as follows:

Property and equipment	$3,219
Unrealized foreign exchange	(362)
Accrued salaries	15,750
Vacation payable	6,027
Right-of-use asset	(80,255)
Lease liability	122,066
U.S. Federal net operating losses (NOLs) carried forward	1,090,769 [1]
State net operating losses (NOLs) carried forward	212,885
Foreign tax credits related to Canadian taxes	365,175 [2]
Valuation allowance	(1,733,373)[1]
Canadian deferred tax asset	$1,901

(1) As of December 31, 2024, the Company has United States operating losses of approximately $5,393,356 which can be carried forward to future taxation years and offset against taxable income. Since the Company does not believe realization is more likely than not, a full valuation allowance ("VA") has been recorded against the net deferred income tax assets. The expiration of these operating losses carry-forwards is as follows:

Year generated	Year expires	Gross amount before VA
2010	2030	825,761
2011	2031	227,617
2013	2033	49,139
2016	2036	1,214,075
2017	2037	1,078,529
2018	No expiration date	1,046,806
2019	No expiration date	319,841
2021	No expiration date	46,996
2022	No expiration date	584,592
		$5,393,356

(2) For US tax purposes, the accrued Canadian income taxes of $365,175 can be used as a foreign tax credit ("FTC") to offset US current income tax payable. The Company must utilize the federal NOLs before the FTCs. The FTC can be carried forward for ten years against the Company's pre-credit US taxes, subject to FTC limitation. The Company does not expect to generate enough taxable US income to utilize the FTC; thus, a full valuation allowance is taken against the deferred income tax assets. The net operating losses originating before August 2, 2013 are subject to an annual limitation of $225,170.

The net operating losses carried forward and foreign tax credits carried forward as at the tax ownership change that occurred in August 2013 due to the Baader Bank AG acquisition, will be subject to an annual limitation post ownership change if the Company generates taxable income which will then be used to realize the net operating losses to the extent permitted.

(expressed in US dollars)

12. Concentration of customers

Approximately 21% of the Company's commission revenues, or $897,000, are earned from one customer. Commission revenues earned from two additional customers represent 16%, or $659,000 and 13%, or $532,000, respectively.

13. Capital requirements

The Company is a member of FINRA and is therefore subject to the capital requirements (Rule 15c 3-1) of the Act. The Company has elected the alternative standard for the computation of net capital. The Rule requires the maintenance of a minimum net capital of $250,000.

As of December 31, 2024, the Company's aggregate indebtedness and net capital were $517,219 and $2,610,272, respectively. The Company's net capital was $2,360,272 in excess of the required amount.

14. Subsequent events

The Company has evaluated whether any events or transactions occurred subsequent to the date of the statement of financial condition and through March 3, 2025, the date the financial statements were available to be issued, and determined that there were no material events or transactions that would require recognition in these financial statements.

Baader Helvea Inc.
Schedule I - Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2024

(expressed in US dollars)

Computation of net capital

Shareholder's equity	$4,411,109
Deductions and/or charges	
Non-allowable assets	
Accounts receivable	37,825
Commissions receivable	488,885
Prepaid expenses	106,203
Security deposit	135,232
Income tax receivable	59,350
Deferred tax asset	1,901
Property and equipment	33,886
Term deposits	935,652
Total deductions	1,798,934
Net capital before haircuts on securities positions	2,612,175
Haircuts on foreign currency balances	1,238
Haircuts on term deposits	665
Net capital	2,610,272
Minimum capital requirements	250,000
Excess net capital	$2,360,272

Aggregate indebtedness

Accounts payable and accrued liabilities	$ 307,553
Excess of lease liability over the right-of-use asset	199,098
Income taxes payable	10,568
Total aggregate indebtedness	$ 517,219
Aggregate indebtedness as a percentage of net capital	19.81%

Statement Pursuant to Paragraph (d) (4) of Rule 17a-5 of the Securities and Exchange Commission

There are no material differences between the above computation and the corresponding computation prepared by Baader Helvea Inc. and included in the Company's unaudited Part II Focus Report, as filed by the Company on January 28, 2025.

See Report of Independent Registered Public Accounting Firm

(expressed in US dollars)

Schedule II
Statement Pursuant to SEC Rule 17a-5(d)
Computation for Determination of Reserve Requirements

1. The Company claims exemption from the provisions of Rule 15c3-3 pursuant to paragraph (k)(2)(i) of the Securities and Exchange Act of 1934, in that the Company does not hold customer funds or safe-keep customer securities and therefore is not required to make a reserve requirement computation, and the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to receiving transaction-based compensation for the provision of research services to clients, for trade introduction services rendered to clients and for interest income and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

See Report of Independent Registered Public Accounting Firm

(expressed in US dollars)

Schedule III
Statement Pursuant to SEC Rule 17a-5(d)
Information for Determination of Possession or Control of Securities

The Company is not required to make a computation of possession of control of securities as the Company claims exemption from the provisions of Rule 15c3-3 pursuant to paragraph (k)(2)(i) of the Securities and Exchange Act of 1934, in that the Company does not hold customer funds or safe-keep customer securities, and the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to receiving transaction-based compensation for the provision of research services to clients, for trade introduction services rendered to clients and for interest income and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

See Report of Independent Registered Public Accounting Firm

/ BAADER /

Baader Helvea Inc ·420 Lexington Avenue· Suite 804 · New York NY 10170

Baader Helvea Inc.'s Exemption Report

Baader Helvea Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provision of 17 C.F.R. § 240.15c3-3 (k):(2)(i).

(2) The Company met the identified exemption provision in 17 C.F.R. § 240.15c3-3(k)(2)(i) throughout the most recent fiscal year without exception.

(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to receiving transaction-based compensation for the provision of research services to clients, for trade introduction services rendered to clients and for interest income the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

I, Jochen Ammer, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Jochen Ammer
President
Baader Helvea Inc.

CONFIDENTIAL

CITRINCOOPERMAN®

Citrin Cooperman & Company, LLP
Certified Public Accountants

50 Rockefeller Plaza
New York, NY 10020
T 212.697.1000 **F** 212.202.5107
citrincooperman.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and the Shareholder
Baader Helvea Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Baader Helvea Inc. identified the following provision of 17 C.F.R. §15c3-3(k) under which Baader Helvea Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (the "exemption provision") and (2) Baader Helvea Inc. stated that Baader Helvea Inc. met the identified exemption provision throughout the most recent fiscal year without exception. Baader Helvea Inc.'s management is responsible for compliance with the exemption provision and its statements.

Baader Helvea Inc. is also filing this Exemption Report because Baader Helvea Inc.'s other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to receiving transaction-based compensation for the provision of research services to clients, for trade introduction services rendered to clients, and for interest income. In addition, Baader Helvea Inc. did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Baader Helvea Inc.'s management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Baader Helvea Inc.'s compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934 and Baader Helvea Inc.'s other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Citrin Cooperman & Company, LLP

New York, New York
March 3, 2025